UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-38294

TORM plc

Office 105, 20 St Dunstan’s Hill, London, United Kingdom, EC3R 8HL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated January 5, 2024, announcing that the Company has increased its share capital by 652,768 Class A common shares, par value $0.01 per share (“Class A common shares”), as a result of the delivery of the first of eight LR2 product tanker vessels and has increased its share capital by 660,714 Class A common share as a result of the delivery of the third of four 2015-2016 MR product tanker vessels.

The information contained in Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: January 5, 2024

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer